UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

23343Q100

(CUSIP Number)

Gabriel Ling
c/o M33 Growth I LP
888 Boylston Street, Suite 500
Boston, MA 02199

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23343Q100

1.	Names of Reporting Persons M33 Growth I LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power

		8.	Shared Voting Power 13,703,803 shares (2)

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 13,703,803 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,703,803 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by M33 Growth I LP (“M33 LP”) and M33 Growth I GP LLC (“M33 LLC”) and TOI M, LLC (“TOI M” and, with M33, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP.
(3)	This percentage is calculated based upon 73,249,042 shares of Common Stock outstanding as of November 12, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on November 18, 2021.

CUSIP No. 23343Q100

1.	Names of Reporting Persons M33 Growth I GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power

		8.	Shared Voting Power 13,703,803 shares (2)

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 13,703,803 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,703,803 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.7% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP.
(3)	This percentage is calculated based upon 73,249,042 shares of Common Stock outstanding as of November 12, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on November 18, 2021.

CUSIP No. 23343Q100

1.	Names of Reporting Persons TOI M, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 1,552,580 shares

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 1,552,580 shares

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,580 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 73,249,042 shares of Common Stock outstanding as of November 12, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on November 18, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, $0.001 par value (“Common Stock”) of The Oncology Institute, Inc. (formerly known as DFP Healthcare Acquisitions Corp.), a Delaware corporation (the “Issuer” or “TOI”). The address of the principal executive offices of the Issuer is 18000 Studebraker Rd., Suite 800, Cerritos, CA 90703. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by M33 Growth I LP (“M33 LP”), M33 Growth I GP LLC (“M33 LLC”) and TOI M, LLC (“TOI M” and, together with M33 LP and M33 LLC, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 888 Boylston Street, Suite 500, Boston, MA 02199.

(c)	The principal business of each of the Reporting Persons is a venture capital investment business.

(d)	During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of M33 LP, M33 LLC and TOI M was organized in the state of Delaware. The Listed Persons are citizens of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling M33 LLC and TOI M (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were issued to M33 LP and TOI M in connection with the completion of the business combination (the “Business Combination”) on November 12, 2021 (the “Closing Date”) as contemplated by that certain Agreement and Plan of Merger, dated as of June 28, 2021 (the “Merger Agreement”), by and among the Issuer, Orion Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“First Merger Sub”), Orion Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Issuer (“Second Merger Sub”) and TOI Parent, Inc., a Delaware corporation (“Legacy TOI”). Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and Legacy TOI was effected through the merger of First Merger Sub with and into Legacy TOI, with Legacy TOI surviving as the surviving company (“First Merger”) and (ii) immediately following the First Merger, TOI will merge with and into the Second Merger Sub (the “Second Merger”), with the Second Merger Sub being the surviving entity and a wholly owned subsidiary of Issuer. On the Closing Date, the Issuer changed its name from DFP Healthcare Acquisitions Corp. to The Oncology Institute, Inc.

Immediately prior to the time of filing of a certificate of merger with the Secretary of State of the State of Delaware upon consummation of the First Merger (the “First Effective Time”), all issued and outstanding shares of Legacy TOI preferred stock (the “Legacy TOI Preferred Stock”) converted into shares of Legacy TOI common stock (the “Legacy TOI Common Stock”), after which M33 LP held 23,450 shares and TOI M held 2,657 shares of Legacy TOI Common Stock. At the Effective Time, each outstanding share of Legacy TOI Common Stock was cancelled and converted into the right to receive 59,546,762 shares of Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of the Issuer, resulting in the issuance of 13,703,803 shares of Class A Common Stock to M33 LP and 1,552,580 shares of Class A Common Stock to TOI M. In connection with the consummation of the Business Combination, all of the issued and outstanding shares of Class A Common Stock will become shares of Common Stock.

In accordance with the terms of Merger Agreement, up to 12,500,000 shares of Common Stock will be issued at a future date should the Common Stock achieve certain tiered trading price thresholds during the three year period immediately following the Closing Date (the “Earnout Shares”). M33 LP and TOI M has the contingent right to receive up to an aggregate of 3,238,897 and Earnout Shares, respectively. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

The securities of Legacy TOI held by M33 LP and TOI M and exchanged for Common Stock in the Business Combination were purchased for an aggregate purchase price of $16,579,830. The funds used by M33 LP and TOI M to acquire the securities of Legacy TOI were obtained from capital contributions by its partners.

Item 4.	Purpose of Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons beneficially own, in the aggregate, 15,256,383 shares of Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 20.8% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 73,249,042 shares of Common Stock outstanding as of November 18, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on November 12, 2021.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On the Closing Date, the Issuer, DFP Sponsor LLC, certain stockholders of the Issuer, including M33 LP and TOI M, and certain of their respective affiliates entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of all Issuer Common Stock held the parties thereto. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties of the Registration Rights Agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of the Issuer Common Stock held by or otherwise issuable to such parties of the Registration Rights Agreement.

The New Registration Rights Agreement also provides the parties of the Registration Rights Agreement with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Amended and Restated Bylaws

In connection with the Merger, on the Closing Date, the Issuer adopted its Amended and Restated Bylaws, which restricted the former holders of Legacy TOI Common Stock, including M33 LP and TOI M, from transferring any shares of Common Stock received as consideration in connection with the Business Combination, including any Earnout Shares, during the Lockup Period (as defined below). Such restrictions begin at the Effective Time and ending on the date that is 12 months after the Closing date; provided, that (i) 50% of the shares held by the Reporting Persons will be released from lock-up six months after the Closing Date and (ii) an additional 25% of the shares held by Reporting Person will be released from lock-up nine months after the Closing Date.

The foregoing description of the terms of the Registration Rights Agreement and the Amended and Restated Bylaws is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Form of Amended and Restated Bylaws, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 2.1, Annex A, Exhibit C of the Issuer’s Current Report on Form 8-K (File No. 001-39248), filed with the SEC on November 18, 2021 (the “8-K”)).

B.	Amended and Restated Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s 8-K).

C.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021

M33 Growth I LP

By:	M33 Growth I GP LLC
its	General Partner

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

M33 Growth I GP LLC

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

TOI M, LLC

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

Managers of M33 Growth I GP LLC and TOI M, LLC

Gabriel Ling

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America

Brian Shortsleeve

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America

Michael Anello

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America

Exhibit(s):

A.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 2.1, Annex A, Exhibit C of the Issuer’s 8-K.

B.	Amended and Restated Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s 8-K).

C.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.